Exhibit 99.1

Orion Engineered Carbons Reaffirms 2018 Adjusted EBITDA Guidance and Announces Fourth Quarter 2018 Earnings Release Date and Conference Call
February 6th, 2019 - Luxembourg - (BUSINESS WIRE) - Orion Engineered Carbons S.A. ("Orion" or the "Company") (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, reaffirmed its full year 2018 Adjusted EBITDA expectations consistent with the guidance provided at the end of the third quarter 2018, with full year 2018 Adjusted EBITDA expected to be in the range of $292 to $296 million, subject to final audit.
Orion also announced that the Company will release its fourth quarter 2018 and full year 2018 US GAAP results after the market closes on Thursday, March 7, 2019, to be followed by a conference call on Friday, March 8, 2019, at 8:30 a.m. (EST). This will be the first time that Orion’s results will be presented based on US GAAP. The company continues to expect no significant impacts to its operating results associated with the conversion to US GAAP from IFRS. From the first calendar quarter of 2019 onwards, Orion confirms its intention to continue to disclose financial data for current and prior comparative periods under US GAAP only.
The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through April 9, 2019:

U.S. Toll Free:	1-844-512-2921
U.S. Toll/International:	1-412-317-6671
Conference ID:	13686981
Additionally, a live and archived webcast of the conference call will be available on the investor relations section of the Company's website at: www.orioncarbons.com

About Orion Engineered Carbons S.A.
Orion is a worldwide supplier of Carbon Black. We produce a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Acetylene Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites and 4 Applied Technology Centers. The group has approximately 1,450 employees worldwide. For more information please visit the Orion website www.orioncarbons.com.
Forward-Looking Statements
This document contains certain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements of future expectations that are based on current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible to predict all risk factors and uncertainties, nor can we assess the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, other than as required by applicable law.
The estimated range included in the release is based solely upon information available to the Company as of the date of hereof and is subject to completion of the Company’s financial closing procedures. The Company’s adjusted EBITDA for the year ended December 31, 2018 will not be available until March 7, 2019 and may differ materially from this range. Adjusted EBITDA is not a measure of performance under US GAAP or IFRS and should not be considered in isolation or construed as a substitute for revenue, consolidated profit (loss) for the period, operating result (EBIT), gross profit or other US GAAP or IFRS measures as an indicator of our operations in accordance with US GAAP or IFRS.
Contact:
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832-589-2285
Investor-Relations@orioncarbons.com